SEC File No 812 – 13777

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

RIO TINTO PLC 2 Eastbourne Terrace London W2 6LG United Kingdom	RIO TINTO LIMITED ABN 96 004 458 404 Level 33 120 Collins Street Melbourne Victoria 3000 Australia

SECOND AMENDED AND RESTATED

APPLICATION FOR ORDERS

PURSUANT TO SECTIONS 3(b)(2) AND 45(a) OF THE

INVESTMENT COMPANY ACT OF 1940,

AS AMENDED

Please direct all communications concerning this application to

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

Telephone: 011 44 20 7456 3223

E-mail: tom.shropshire@linklaters.com

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of RIO TINTO PLC 2 Eastbourne Terrace London W2 6LG United Kingdom	}	APPLICATION FOR ORDERS PURSUANT TO SECTIONS 3(b)(2) AND 45(a) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

AND

RIO TINTO LIMITED Level 33 120 Collins Street Melbourne Victoria 3000 Australia	}

1	Introduction

This is an amended and restated application filed by Rio Tinto plc (“RTP”) and Rio Tinto Limited (“RTL”, and together with RTP, “Rio Tinto”, the “Group” or “Applicants”) on July 1, 2011 (the “Application”) for orders of the US Securities and Exchange Commission (the “Commission”) pursuant to Sections 3(b)(2) and 45(a) of the Investment Company Act of 1940, as amended (the “1940 Act” or the “Act”).1 Rio Tinto hereby applies for an order of the Commission pursuant to Section 3(b)(2) of the 1940 Act finding and declaring that Rio Tinto is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and, therefore, is not an investment company within the meaning of the 1940 Act. Rio Tinto further requests an order pursuant to Section 45(a) of the 1940 Act granting confidential treatment to certain financial and other information set forth in Exhibit D, which has been submitted to the Commission under separate cover.

Rio Tinto is a leading international business involved in each stage of metal and mineral production. Its business is sustainably finding, developing, mining and processing natural resources. Its major products are aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc and zircon), and its activities span the world — Rio Tinto has major operations in Australia and North America, with significant businesses in South America, Europe, southern Africa and Asia.

RTP and RTL are filing this Application pursuant to Section 3(b)(2) to clarify their status and that of the Group under the 1940 Act. Rio Tinto, as described below in greater detail, is a dual-listed company (“DLC”) comprised of two distinct corporate entities: RTP and RTL. The DLC structure raises substantive and interpretive questions for Rio Tinto under the 1940 Act arising out of the manner in which it transfers cash between RTP and RTL. In particular, the transfer of cash

[1]

This second amended and restated Application amends and restates the first amended and restated application filed by Rio Tinto with the Commission on December 16, 2010. The amendments contained herein reflect comments received from the Commission on May 4, 2011.

between RTP and RTL has the effect of either creating receivables, which are represented by instruments evidencing the transaction giving rise to the receivable (referred to herein as “intra-group receivables”) or being considered as “investment income” if transferred as internal dividends or other cash distributions (referred to herein as “internal distributions”). Out of an abundance of caution, for the purposes of testing under the 1940 Act, Rio Tinto has viewed certain of these intra-group receivables as “investment securities” on the balance sheet of the subsidiary distributing the cash or the transfer of cash as “investment income” if transferred as internal distributions. Despite the fact that the cash being distributed is derived from the Group’s operations, and, absent the DLC structure, would not raise concerns under the 1940 Act, the treatment of the associated intra-group receivables as “investment securities” and the internal distributions as “investment income” within RTP and RTL is currently limiting the Group’s ability to fund its operating activities in a tax- or capital-efficient manner, resulting in additional costs being incurred (which are currently estimated at several million US dollars per year). This is principally driven by the concern that RTP, RTL and/or the Group could be classified as an “investment company” under Section 3(a)(1)(C) of the Act.

For example, Hamersley Iron Pty Ltd (“Hamersley Iron”), a wholly-owned subsidiary of RTL, operates ten iron mines in Western Australia (three of which are held in joint venture), a dedicated heavy haul railway, and a port and associated infrastructure facilities. Hamersley Iron generates revenue from these activities, which it normally distributes to other subsidiaries across the Group (i.e., within RTL and also, ultimately, across to RTP) in order to enable Rio Tinto to fund the Group’s operating activities in an efficient manner. The movement of the funds, between RTP (and its subsidiaries) and RTL (and its subsidiaries), can potentially result in a significant amount of “investment securities” on the balance sheets of certain RTP and RTL subsidiaries (due to intra-group receivables) and the receipt of significant income in the form of internal distributions, which, in turn, impacts Rio Tinto’s ability to distribute funds efficiently within the Group, as discussed in Section 4.4 below.

Furthermore, as discussed in Section 4.5 below, based on 2010 net income, RTP could have only received up to approximately US$2 billion of income from RTL before it would breach the 45 per cent. threshold for the income test under Rule 3a-1 under the Act. This is a relatively small amount in the context of the Group’s operational financing needs. Additionally, there are other specific transactions which are meant to distribute funds across the group to efficiently fund operating activities but which Rio Tinto has delayed (such as the waiver of debt due from an RTP subsidiary to an RTL subsidiary, and the payment of dividends from RTL to RTP on the DLC dividend share) which, if implemented, could also result in a breach of the 45 per cent. threshold for the income test under Rule 3a-1 under the Act.

Section 3(b)(1) of the 1940 Act provides for an exemption from the definition of “investment company” in Section 3(a)(1)(C) of the Act, if a company is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities”. Although each of Rio Tinto, RTP and RTL believes it is excepted from the definition of “investment company” in Section 3(a) of the Act by virtue of Section 3(b)(1), each is seeking to reduce any uncertainty about its respective status under the 1940 Act rather than relying solely on Section 3(b)(1).

For these reasons, and as further discussed below, Rio Tinto respectfully requests an order of the Commission pursuant to Section 3(b)(2) of the 1940 Act, finding and declaring that Rio Tinto is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and, therefore, is not an investment company within the meaning of the 1940 Act.

Section 2 provides background on Rio Tinto’s corporate organization and operations, and a discussion of how the intra-group receivables and internal distributions referred to above affect Rio Tinto’s status under the 1940 Act. Section 3 states the applicable law and Section 4 discusses why Rio Tinto believes an order pursuant to Section 3(b)(2) is appropriate. The remainder of this Application deals with the formal and procedural requirements of requesting an order pursuant to the 1940 Act.

2	Background

2.1	Corporate and Organizational Matters

As noted above, Rio Tinto is comprised of two distinct corporate entities: RTP and RTL. RTP is a foreign private issuer organized under the laws of England and Wales with ordinary shares listed on the London Stock Exchange and Euronext and American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange. RTP’s ordinary shares and ADRs are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Similarly, RTL is a foreign private issuer organized under the laws of Australia with shares listed on the Australian Securities Exchange and traded on the over-the-counter market in the United States. RTL’s shares are also registered under Section 12 of the 1934 Act; it has no ADRs issued or outstanding.

RTP historically held a controlling interest in RTL and had reduced that holding over time. On August 12, 2010, Rio Tinto announced that it had decided in principle to buy back all of the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia Pty Ltd (“THA”), a wholly owned subsidiary of Rio Tinto plc (the “THA Buyback”). On September 21, 2010, Rio Tinto completed the THA Buyback and, as a result, RTP no longer beneficially owns (directly or indirectly) any shares of RTL.2

Notwithstanding that each of RTP and RTL have separately traded securities, and that RTP no longer holds an interest in RTL, they are commonly controlled, in that they each have a special voting share (the “Special Voting Shares”), which enables shareholders of both RTP and RTL to vote on key decisions on a joint basis; they have common boards of directors; and are managed as a single enterprise through a DLC structure. This structure, which was formed in 1995, places the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies.3

Under the DLC structure, both RTP and RTL remain as distinct corporate entities with holders owning shares in one or the other entity. However, pursuant to a DLC Sharing Agreement (the “Sharing Agreement”), each company is required to operate, as far as possible, as if the two companies and their respective subsidiaries were a single enterprise and holders of RTP and RTL shares have shared rights between them. The DLC structure is based on the following key principles:

[2]

Although RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a technical presumption of “control” under Section 2(a)(9) of the 1940 Act, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act due to Rio Tinto’s DLC structure and Sharing Agreement described in greater detail in Sections 2.1 and 3.2.1. For the avoidance of doubt, Rio Tinto is not requesting a determination from the Commission as to whether RTP “controls” RTL or vice versa under Section 2(a)(9) of the 1940 Act.

[3]	For additional detail about the organizational structure of Rio Tinto, please see Exhibit C hereto.

•

Dividends and capital returns are equalized via the “DLC Dividend Share” so that shareholders of each company are effectively in the same economic position as if they held shares in a single enterprise.

•	Each company has a separate but common board of directors.

•	Each company has separate shareholder meetings, although there are special voting mechanisms in place which regulate the voting at each meeting (via the Special Voting Share).

•	Each company is subject to local laws and listing obligations.

•

For the protection of creditors, RTP and RTL have each executed a deed poll guarantee pursuant to which they each guarantee certain contractual obligations of the other (subject to certain exceptions).

•

In the companies’ constituent documents, the directors are expressly authorized and directed to carry into effect the Sharing Agreement (and the other ancillary DLC agreements). There is also a general authorization for the directors to do anything “necessary or desirable” to maintain or develop the DLC structure.

•

With respect to potential “change of control” events, there are protections in the constituent documents of each company, and in related instruments of the Australian Securities & Investments Commission, designed to ensure that a person could not take over, or gain control of, one company, without also making an offer for the other company.

The practical effect of that structure has also been recognized by Rio Tinto’s primary regulators, including the Commission. In particular, in the combined Annual Report on Form 20-F (the “Annual Report”), the Commission’s accounting staff has permitted Rio Tinto to file combined financial statements reflecting “Rio Tinto” and therefore recognizing that RTP and RTL are, in effect, a single group. Financial statements for the Group are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

As of May 31, 2011, Rio Tinto had approximately 249,967 registered shareholders globally, including approximately 656 registered shareholders in the United States representing approximately 0.03 per cent. of its combined share capital. There were, in addition, shares registered in the name of a custodian that were represented by ADRs held by approximately 185,233 ADR holders, representing approximately 5.44 per cent. of Rio Tinto’s combined share capital.4

2.2	Summary of Business and Operations

Rio Tinto is a leading international mining group. Its business is sustainably finding, developing, mining and processing natural resources. Rio Tinto divides its operations into five product groups:

•

Iron Ore. The Iron Ore group is the second largest supplier to the world’s seaborne iron ore trade with interests that comprise Hamersley Iron and Robe River in Australia, Iron Ore Company of Canada, and the Simandou, Guinea, and Orissa, India, projects. The group includes the Dampier Salt operations at three sites in Western Australia.

[4]

Note that US shareholders and US ADR holders may hold through non-US nominees who appear on the relevant register as non-US holders, and therefore the number of ultimate beneficial shareholders and ADR holders in the United States may be greater than the number of US holders which are identifiable as such on the relevant register.

•

Aluminium. The Aluminium product group, Rio Tinto Alcan, is one of the world’s largest producers of bauxite, alumina and aluminium, benefiting from a sustainable, low cost energy supply. It operates mainly in Canada and Australia, with interests in Europe, New Zealand, Africa, South America and the United States.

•

Copper. The Copper group is a world leader in copper production, comprising Kennecott Utah Copper in the United States, and interests in some of the world’s largest copper mines and development projects, including Escondida in Chile, Grasberg in Indonesia, the Resolution and Pebble projects in the United States, the Oyu Tolgoi project in Mongolia and the La Granja project in Peru.

•

Energy. The Energy group is one of the biggest suppliers in its market, represented in coal by Rio Tinto Coal Australia in Australia. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia, both of which are among the world’s largest uranium operations.

•

Diamonds & Minerals. The Diamonds group is a leading supplier of rough diamonds, comprising interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by a diamond sales office in Belgium. The industrial minerals businesses are global leaders in the supply and science of their products, comprising Rio Tinto Minerals, made up of borates and talc operations in the United States, South America, Europe and Australia, as well as Rio Tinto Iron & Titanium which has interests in North America, South Africa and Madagascar.

In addition, Rio Tinto has two significant business support groups. The Exploration group is organized into three teams based in the Americas, Australasia and Africa/Eurasia and a project generation team that searches the world for new opportunities and provides specialized geological, geophysical and commercial expertise to the regional teams. The Technology & Innovation group has bases in Australia, Canada, the United Kingdom and the United States, and its role is to identify, develop and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to ore bodies of the future.

2.3	Rio Tinto’s Assets and Income and the Effect of “Internal Distributions” and “Intra-group Receivables” on Rio Tinto’s Investment Company Act Status

As discussed above, Rio Tinto is an international mining group, and its assets are mainly goodwill and fixed, tangible assets used in its operations. As of December 31, 2010, the Group had US$112,402 million worth of assets on an audited consolidated basis, of which only US$1,855 million (1.7 per cent. of total assets) related to other financial assets, with the remainder relating to goodwill (US$15,296 million, 13.6 per cent.), intangible assets (US$5,700 million, 5.1 per cent.), property, plant and equipment (US$56,024 million, 49.8 per cent.), investments in equity accounted units (US$6,503 million, 5.8 per cent.), loans to equity accounted units (US$337 million, 0.3 per cent.), inventories (US$5,131 million, 4.6 per cent.), trade and other receivables (US$7,408 million, 6.6 per cent.), deferred tax assets (US$1,863 million, 1.7 per cent.), tax recoverable (US$631 million, 0.6 per cent.), cash and cash equivalents (US$9,948 million, 8.9 per cent.) and assets held for sale (US$1,706 million, 1.5 per cent.).

As of December 31, 2010, RTP had US$39,520 million worth of assets on an unconsolidated basis, of which US$3,578 million, or 9.1 per cent., was amounts owed by subsidiaries.

RTL had A$19,167 million worth of assets on an unconsolidated basis, of which A$5,597 million, or 29.2 per cent., was in loans to subsidiaries.

For the financial year ended December 31, 2010, the Group generated US$20,577 million of income (profit before tax), comprising US$19,694 million of profit from its operations, offset by net finance items of US$218 million. On an unconsolidated basis (including intercompany transactions), during the same period RTP generated US$1,290 million of net income after tax, and RTL generated A$10,329 million of net income after tax.

As discussed earlier, in order to finance its global operations in an efficient manner, Rio Tinto arranges for the movement (or distribution) of cash generated by the operations of certain of its subsidiaries and controlled companies to other subsidiaries and controlled companies between RTP and RTL. This distribution of cash between RTP and RTL has the effect of either creating intra-group receivables on the balance sheet of the subsidiary distributing the cash, or being treated as dividend income by the company receiving the internal distribution. These intra-group receivables and internal distributions are indicative of Rio Tinto’s primary operational purpose which is sustainably finding, developing, mining and processing natural resources, and not indicative of the operations of an investment company, because:

•

Any amounts received by a controlled Rio Tinto subsidiary holding an instrument representing an intra-group receivable issued by another controlled Rio Tinto subsidiary, or any internal dividends distributed between RTP and RTL, are derived from Group companies and not from the efforts of others outside the Group.

•

The intra-group receivables are held by the relevant subsidiaries within the Group for the purpose of intra-Group accounting, and are not held or traded for the purposes of realizing any gain. The sole purpose for the distributions of cash, either giving rise to the intra-group receivables or as internal distributions, is to finance the operations of Rio Tinto in an efficient manner, rather than for the purpose of making an investment.

•

Amounts received under the intra-group receivables or internal distributions are eliminated upon consolidation when considered at the Group level. Accordingly, a Rio Tinto subsidiary which holds an intra-group receivable reflecting an inter-company distribution of cash within the Group is not expecting to realize a profit from such an instrument.

•

There is no contemplation of the public distribution of the intra-group receivables, and there is no reasonable expectation that investors would ever be entitled to acquire such instruments (even upon liquidation or winding up). The only entities to hold such instruments are certain subsidiaries within the Group, and these instruments would be settled internally via internal distributions.

•

Lastly, the existence of these instruments does not have any significant impact on the relative risk of an investment in the Group or change the nature or character of the Group’s business or operations as a mining company, and they are therefore of little relevance to public security-holders in RTP or RTL.

Rio Tinto does not believe these intra-group receivables or internal distributions have defining characteristics, which have traditionally been thought of as “investment-like”, and the regulation of these instruments as “securities” under the 1940 Act would not, therefore, serve the Act’s regulatory aims or offer meaningful (if any) protection for investors.

Nonetheless, out of an abundance of caution Rio Tinto has historically treated these intra-group receivables as “securities”5 and internal distributions as “investment income” under the 1940 Act even though the subsidiary which receives the cash and issues the intra-group receivable, or receives the cash as a dividend, is within the Rio Tinto Group and controlled by either RTP or RTL, and not a third party from outside the Group.

In this regard, Rio Tinto’s DLC structure raises particular issues under the 1940 Act since, applying the analytical construct above, each time cash is transferred from a subsidiary of RTP to a subsidiary of RTL (or the reverse), an intra-group receivable arises which, due to Rio Tinto’s structure, can be considered an “investment security” on the balance sheet of the subsidiary distributing the cash or “investment income” is generated if the transfer is an internal distribution.

In the financial year ended December 31, 2010, 79 per cent. of the cash generated by Rio Tinto was from its global operations; 13 per cent. was raised from divestments; 7 per cent. was raised from additional borrowings (used to repay existing borrowings); and the remaining 1 per cent. was raised from the sale of financial assets and other investing cash flows. 78 per cent. of this cash was distributed and re-employed to finance these operations. The remaining 22 per cent. was used to pay taxes (14 per cent.), dividends (6 per cent.) and interest (2 per cent.).

As discussed in greater detail below in Sections 4.4 and 4.5, the percentage of investment securities on the balance sheets of certain subsidiaries, and the income derived from investment securities, would be expected to increase significantly if Rio Tinto were able to more freely distribute funds from RTL to RTP (and vice versa) in order to improve the financing efficiency of its operations.

3	Applicable Law

3.1	Definition of “Investment Company”

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. Rio Tinto has not and does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. Rio Tinto also is not engaged in the business of issuing face-amount certificates of the instalment type, and has not been engaged in such business and does not have any such certificate outstanding within the meaning of Section 3(a)(1)(B) of the 1940 Act. Consequently, Sections 3(a)(1)(A) and 3(a)(1)(B) of the 1940 Act do not apply.

Section 3(a)(1)(C) of the 1940 Act further defines an “investment company” as “any issuer which is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government

[5]

Rio Tinto believes that based on the characteristics of the intra-group receivables described above there is a strong argument that the intra-group receivables do not meet the definition of a “security” as articulated by the US Supreme Court in Reves v. Ernst & Young, 494 U.S. 56 (1990), and SEC v. W.J. Howey Co., 328 U.S. 293 (1946). Nonetheless, Rio Tinto recognizes that the Commission does not consider those definitions of a “security” as directly applicable under the 1940 Act and so, when conducting its analysis under the 1940 Act, Rio Tinto assumes the intra-group receivables are “securities” and, where appropriate, “investment securities” out of an abundance of caution. Additionally, and for the avoidance of doubt, Rio Tinto is not seeking a determination from the Commission whether the intra-group receivables are “securities” for the purposes of the 1940 Act.

securities6 and cash items) on an unconsolidated basis”. The term “investment securities” as used in Section 3(a)(1) is defined in Section 3(a)(2) of the 1940 Act to mean “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3.

As of December 31, 2010, based on Rio Tinto’s prudential approach under the 1940 Act, the percentage of RTP’s total assets (exclusive of Government securities and cash items) which were “investment securities” as defined in Section 3(a)(2) of the Act on an unconsolidated basis was approximately 9.1 per cent. The percentage of RTL’s total assets (exclusive of Government securities and cash items) which were “investment securities” as defined in Section 3(a)(2) of the Act on an unconsolidated basis was approximately 29.2 per cent. Assuming the DLC is treated as a single company for the purposes of testing under the 1940 Act, as of December 31, 2010, the percentage of the Group’s total assets (exclusive of Government securities and cash items) which were “investment securities” as defined in Section 3(a)(2) of the Act on an unconsolidated basis was 1.7 per cent.7 Excluding the intra-group receivables, as of December 31, 2010, Rio Tinto did not own or propose to acquire investment securities having a value exceeding 40 per cent. of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

However, as mentioned above, and since the THA buyback reduced RTP’s holding in RTL below 25 per cent., the treatment of the intra-group receivables as “investment securities” and the internal distributions as “investment income” within RTP and RTL has limited the Group’s ability to fund its operating activities in a tax- or capital-efficient manner, principally driven by the concern that RTP, RTL and/or the Group could be classified as an “investment company” under Section 3(a)(1)(C) of the Act.

For example, between RTP and RTL there are approximately 1,954 million ordinary shares held by the public. 78 per cent. of shareholders hold shares of RTP; 22 per cent. hold shares of RTL. As discussed in Section 2.1 above, due to Rio Tinto’s DLC structure, dividends and capital returns are equalized via the DLC Dividend Share so that shareholders of each company are effectively in the same economic position as if they held shares in a single enterprise. However, the majority of the Group’s profits are generated by RTL. As such, funds need to be transferred from RTL to RTP so that RTP can maintain profit reserves which are sufficient to fund 78 per cent. of the total dividends paid to the public shareholders of the Rio Tinto Group. Given that RTP needs to maintain sufficient profit reserves to fund 78 per cent. of total dividend payments, but the profits of the RTP group (on a per share basis) have, in recent years, tended to be lower than the profits of the RTL group (on a per share basis), there is a need for the Rio Tinto Group to be very proactive in its capital

[6]

“Government securities” are defined under Section 2(a)(16) of the 1940 Act as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing”.

[7]

Majority-owned subsidiaries are excluded from the definition of “investment securities” under Section 3(a)(2) only if the subsidiaries are not themselves investment companies or companies that would be investment companies but for the exclusions in Sections 3(c)(1) or (7) of the Act. None of RTP’s or RTL’s majority-owned subsidiaries is an investment company or an excluded company pursuant to Sections 3(c)(1) or 3(c)(7) of the Act.

In addition, all assets have been valued for the purposes of these determinations in accordance with Section 2(a)(41) of the Act. For the purposes of Section 3 of the Act, Section 2(a)(41) of the Act defines “value” to mean: (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of the last preceding fiscal quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets.

management. Historically, the transfer of funds from RTP and RTL for the payment of dividends has not caused concern under the 1940 Act because each of RTP and RTL has had sufficient headroom under the relevant tests to not be deemed an “investment company”. However, if Rio Tinto were to continue to transfer funds within the Group in this tax- and capital-efficient manner, and were to continue to treat the intra-group receivables arising therefrom as investment securities, then Rio Tinto believes either of RTP or RTL (and, in effect, the Rio Tinto Group) would run a significant risk of being deemed an “investment company” under Section 3(a)(1)(C) of the Act due to the cumulative effect of the intra-group receivables on their respective balance sheets. Moreover, the applicants anticipate that each of RTP, RTL and/or Rio Tinto could meet the definition of “investment company” in Section 3(a)(1)(C) of the Act if intra-group receivables are counted as investment securities and Rio Tinto increases the level of intra-group receivables as a result of funding its operations in a tax- and capital-efficient manner.

3.2	Exemptions from the 1940 Act

3.2.1	Rule 3a-1

Although an issuer of securities may fall within the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act, the issuer may qualify for an exemption from the definition. Rule 3a-1 under the 1940 Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45 per cent. of its net income after taxes for the last four quarters is derived from securities other than Government securities and securities of majority owned subsidiaries and companies primarily controlled by it.8

As of December 31, 2010, the percentage of total assets (exclusive of Government securities and cash items) which were “bad assets”9 for RTP and RTL was 10.3 per cent. and 24.3 per cent. of their total assets, respectively, and the total income which was “bad income”10 for RTP and RTL was 35.5 per cent. and 6.0 per cent. of their total income, respectively, as calculated pursuant to Rule 3a-1. Therefore, as of December 31, 2010, neither RTP nor RTL was considered an investment company under the 1940 Act; however, as discussed in Section 4 below, any material increase in the movement of funds between RTP and RTL could raise questions about their status under the 1940 Act.

Rio Tinto is able to maintain its compliance with the 1940 Act because it regularly monitors its status under the 1940 Act and conducts prudential analyses in accordance with the 1940 Act and the Commission’s interpretations thereof. RTP is examined on a consolidated basis with wholly-owned subsidiaries to determine whether the thresholds set out in Rule 3a-1 are exceeded.

In making a determination about RTP, Rio Tinto’s management must conduct an analysis of RTL, reflecting the control RTP has over RTL as a result of the DLC structure (and vice versa). Rio

[8]

Section 2(a)(24) of the 1940 Act defines a majority-owned subsidiary of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

[9]

We refer to “bad assets” in this Application to mean assets which are securities other than: (a) Government securities; (b) securities issued by employees’ securities companies; (c) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and (d) securities issued by companies (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (iii) which are not investment companies.

[10]

We refer to “bad income” in this Application to mean income which is derived from securities other than: (a) Government securities; (b) securities issued by employees’ securities companies; (c) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and (d) securities issued by companies (i) which are controlled primarily by such issuer, (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (iii) which are not investment companies.

Tinto’s management considers RTL to be primarily controlled by RTP, and RTP to be primarily controlled by RTL, for the purposes of the 1940 Act. Section 2(a)(9) of the Act which defines “control” as “the power to exercise a controlling influence over management or policies of a company, unless such power is solely the result of an official position with such company” and creates a presumption that an owner of more than 25 per cent. of the outstanding voting securities of a company controls the company, and a presumption that an owner of 25 per cent. or less does not control. The Commission has stated that “a company is not controlled primarily” by an issuer unless (i) the issuer has control over the company within the meaning of Section 2(a)(9) of the 1940 Act, and (ii) the degree of the issuer’s control is greater than that of any other person.11

Although neither RTP nor RTL beneficially own (directly or indirectly) any shares in the other, as discussed in Section 2.1, the DLC structure, and the Special Voting Shares and the Sharing Agreement thereunder, places the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies. The DLC structure also requires each company to operate, as far as possible, as if the two companies and their respective subsidiaries were a single enterprise, which is achieved in part by the separate but common board of directors for each of RTP and RTL. As such, the Applicants represent that under the DLC structure, the Special Voting Shares and Sharing Agreement, RTP has the power to exercise a controlling influence over management or policies of RTL, and that the degree of RTP’s control is greater than that of any other person. The Applicants also represent that RTL has the power to exercise a controlling influence over management or policies of RTP, and that the degree of RTL’s control is greater than that of any other person.

As a result, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act. Rio Tinto’s management therefore analyzes RTL separately to determine whether it should be treated as a “good” asset or a “bad” asset (i.e., generally, an “investment security”) by RTP, and analyzes RTP separately to determine whether it should be treated as a “good” asset or a “bad” asset (i.e., generally, an “investment security”) by RTL.

To date, since each of RTP and RTL have significant operations and related income and assets, they have been able to ensure that neither RTP’s nor RTL’s “investment securities” and “investment income” exceed the relevant thresholds. However, since the THA buyback reduced RTP’s holding in RTL below 25 per cent., the treatment of the intra-group receivables as “investment securities” and the internal distributions as “investment income” as discussed above in Section 2.3 may have a substantial negative impact on the Group’s ability to finance its operations, access the capital markets and distribute securities to its existing investors (e.g., through dividends or pre-emptive offerings), as discussed further below in Sections 4.4 and 4.5.

3.2.2	Section 3(b)(2)

Section 3(b)(2) of the 1940 Act also provides an exemption from the 1940 Act, stating: “Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses”.

In determining whether a company is primarily engaged in non-investment company business under Section 3(b)(2), the Commission considers: (i) the issuer’s historical development; (ii) its

[11]	See Health Communications Servs., Inc., SEC No-Action Letter (Apr. 26, 1985).

public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.12

Rio Tinto respectfully submits that the Tonopah Factors demonstrate that it, directly and through its wholly- and majority-owned subsidiaries and companies primarily controlled by it, is primarily engaged in the business of sustainably finding, developing, mining and processing natural resources and, therefore, is not an investment company pursuant to Section 3(b)(2) of the 1940 Act.

4	Discussion

4.1	Rio Tinto’s Historical Development

Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.

The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation. CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company. Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisitions.

RTZ and CRA were unified in 1995 through a DLC structure as discussed above in Section 2.2. In 1997, the RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group.

Historically the vast majority of revenues of the Group’s predecessor companies have come from their mining and natural resource processing operations. Over the past decade, the Group has continued to invest in developments and acquisitions in keeping with its over century-long strategy of sustainably finding, developing, mining and processing natural resources.

4.2	Rio Tinto’s Public Representations of Policy

Rio Tinto has never represented that it is involved in any business other than the finding, developing, mining and processing of the earth’s mineral resources. Rio Tinto has consistently stated, in its annual reports to shareholders, press releases, filings with the Commission, marketing materials and website, that it is a diversified mining and exploration company.

For example, Rio Tinto’s 2010 Annual Report includes the following statement about its business on the first page:

“Rio Tinto is a leading global business delivering value at each stage of mineral and metal production. Our 77,000 people work in over 40 countries. Our commitment to the health, safety and prosperity of our people is at the heart of our operations. So is our determination to maintain the environmental integrity of what we do. We achieve all of this by managing our business globally with a well established strategy and a single set of standards and values. Our approach, coupled with our diverse portfolio of quality assets, positions us for growth on a global scale”.

[12]	See Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947) (the “Tonopah Factors”).

In addition, Rio Tinto’s Annual Report also includes the following statement about the Group’s vision and how it will be achieved, underscoring that the purpose of its business is sustainably funding, developing, mining and processing natural resources:

“Our vision is to become the sector leading global mining and metals company.

As we work to achieve this vision, we will maximise shareholder return by sustainably finding, developing, mining and processing natural resources.

We will do this through a strategy of investing in and operating large, long term, cost competitive mines and businesses, driven not by choice of commodity but by the quality of each opportunity.

Rio Tinto’s diverse portfolio includes some of the world’s best assets. The high calibre of our people, our expertise in exploration, technology, innovation and marketing, and our commitment to sustainable development have given us a proven track record in successful project execution and operational excellence. We believe these qualities and achievements position us well for becoming the global leader in our sector.

As a highly capable organisation with global reach, we believe we are well placed to respond to rising demand for metals and minerals which is being driven strongly by emerging economies. The breadth and scale of our business means that we can supply key metals and minerals needed by worldwide markets at various stages of their economic development, from the raw materials needed for basic infrastructure to the products needed to manufacture hi-tech consumer goods.

Effective procurement and supply integration across our Group helps ensure we run an efficient supply chain, maximising production across our products to meet customer needs with reliability of supply.

The way we work is equally important to achieving our vision, as we integrate sustainable development practices into everything we do, wherever we operate: building on improvements to health and safety performance and extending leadership in areas such as community and government engagement, biodiversity and management of land, carbon, energy and water.

Success in these areas helps strengthen our licence to operate. We are recognised as a socially responsible developer, and one that builds strong relationships that bring lasting benefits to our neighbours and to the places where we work. Our approach gives us improved access to land, people and capital – all of which are essential to our future success.

Collectively, our strengths provide us with our strategic advantage. And this advantage is allowing us to meet responsibly the needs of a wide variety of customers while generating superior returns for our shareholders.”

In short, Rio Tinto does not, and has not ever, held itself out as an investment company. Rio Tinto generally does not make public representations regarding its “investment securities” except as required by its obligation to file periodic reports to comply with federal securities laws. Rio Tinto has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Rather, as exemplified above, press releases and other written communications from Rio Tinto emphasize its operations, and cover topics ranging from recent acquisitions to awards the Group has received for environmentally friendly mining.

In light of the foregoing, Rio Tinto believes that investors purchase shares of RTP or RTL with the expectation of gaining from Rio Tinto’s growth as a leading international mining group, engaged in the business of sustainably finding, developing, mining and processing natural resources, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities.

4.3	The Activities of Rio Tinto’s Directors and Officers

Rio Tinto’s executive directors and officers spend substantially all of their time directing and managing the diversified mining and related businesses. The Chief Financial Officer of Rio Tinto, Guy Elliott, has oversight of the cash management and treasury policies and receives periodic reports on their implementation. These activities are conducted to support the mining business and are not conceived as separate business activities. Mr. Elliott spends approximately 5 per cent. or less of his time overseeing cash management and investment (or “treasury”) activities, and spends the vast majority of his remaining time advising the Chief Executive Officer and the Group’s boards on strategic initiatives and transactions, overseeing economic analysis and forecasting and financial reporting activities, and overseeing the Group’s taxation policies and meeting with investors.

Apart from the Chief Financial Officer, the Directors and other officers have little involvement in Treasury activities, although, as would be expected, the boards of RTP and RTL review all major proposals to acquire, expand, dispose of or sell mining businesses.

The Chairman and executive directors of Rio Tinto’s board are as follows:

•

Jan du Plessis has served as a director of Rio Tinto plc and Rio Tinto Limited since September 2008 and became Chairman following the 2009 annual general meetings. Mr. du Plessis currently is a non-executive director of Marks & Spencer Group PLC, and formerly was the Chairman of the Board of British American Tobacco plc and a non-executive director of Lloyds TSB Group. Mr. du Plessis has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.

•

Tom Albanese has served as a director of Rio Tinto plc and Rio Tinto Limited since March 2006. Mr. Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as Chief Executive with effect from May 2007.

•

Guy Elliott has served as the Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited since 2002. Mr. Elliott joined Rio Tinto in 1980 after gaining an MBA, having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil. He was a non-executive director and senior independent director of Cadbury plc, from 2007 and 2008 respectively, until March 2010. He has been a non-executive director and audit committee member of Royal Dutch Shell plc since September 2010.

•

Sam Walsh has served as a director of Rio Tinto plc and Rio Tinto Limited since June 2009. Mr. Walsh was also appointed executive director and chief executive of Iron Ore and Australia in June 2009. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations,

vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River), from 2001 to 2004, chief executive of the Aluminium group and from 2004 to 2009 chief executive of the Iron Ore group. He is also a Fellow of the Australian Institute of Management, the Australasian Institute of Mining and Metallurgy, and the Australian Institute of Company Directors. In June 2010, Sam was appointed an Officer in the General Division of the Order of Australia.

The non-executive directors of Rio Tinto’s board are as follows:

•

Vivienne Cox has served as a director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was the Executive Vice President and Chief Executive Officer, Alternative Energy for BP plc until June 2009. She became a member of the BP group chief executive’s committee when she became chief executive of the Gas, Power and Renewables business. During her career at BP, she worked in chemicals, exploration, finance and refining and marketing. She holds degrees in chemistry from Oxford University and in business administration from INSEAD.

•

Michael Fitzpatrick has served as a director of Rio Tinto plc and Rio Tinto Limited since June 2006. Mr. Fitzpatrick sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd during 2005, the pioneering infrastructure asset management company which he founded in 1994. He is Chairman of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.

•

Ann Godbehere was appointed a director of Rio Tinto plc and Rio Tinto Limited in February 2010. Ann succeeded Sir David Clementi as chairman of the Audit committee upon his retirement from the board at the conclusion of the 2010 annual general meetings. Ann has more than 25 years’ experience in the financial services industry. She spent ten years at Swiss Re, latterly as chief financial officer from 2003 until 2007, and from 2008 until 2009, she was interim chief financial officer and executive director of Northern Rock post nationalisation.

•

Richard Goodmanson has served as a director of Rio Tinto plc and Rio Tinto Limited since 2004. Mr. Goodmanson was executive vice president and chief operating officer of DuPont until the end of September 2009. He was responsible for a number of the global functions, and for the non-US operations of DuPont, with particular focus on growth in emerging markets. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO.

•

Andrew Gould has served as director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was appointed the senior independent non executive director and chairman of the Remuneration committee at the conclusion of the 2008 annual general meetings. Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the United States. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University.

•

Lord Kerr of Kinlochard has served as director of Rio Tinto plc and Rio Tinto Limited since 2003. Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under-Secretary at the Foreign Office. Previous postings included being principal private secretary to two Chancellors of the Exchequer, serving in the Soviet

Union and Pakistan, and spells as Ambassador to the European Union (1990 to 1995), and the United States (1995 to 1997). He has been an independent member of the House of Lords since 2004.

•

Paul Tellier has served as a director of Rio Tinto plc and Rio Tinto Limited since October 2007. Mr. Tellier was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc.

•

Robert Brown was appointed a director of Rio Tinto plc and Rio Tinto Limited in April 2010. Robert Brown is chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc), the holding company for Bell Canada. He was previously president and chief executive officer of CAE Inc. Before that, he spent 16 years at Bombardier where he was first head of the Aerospace Group, and then president and chief executive officer. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada. Robert was inducted to the Order of Canada as well as l’Ordre National du Québec. He has been awarded honorary doctorates from five Canadian universities.

As of December 31, 2010 Rio Tinto employed approximately 77,000 people on a global basis, with approximately 73,000 focused on the Group’s operations, and approximately 3,700 focused on the Group’s business support functions. Of the 3,700 employees in the business support functions, fewer than 50 spend any appreciable amount of their time on cash management and treasury policies.

4.4	The Nature of Rio Tinto’s Present Assets

As discussed above in Section 2.3, Rio Tinto recognizes that intra-group receivables arising from the financing of the two components of the DLC raise issues under the 1940 Act, mainly due to the transfer of cash between RTP and RTL, which has the effect of creating intra-group receivables. Out of an abundance of caution, Rio Tinto has viewed certain of these intra-group receivables as “investment securities” on the balance sheet of the subsidiary distributing the cash, and income derived from the distribution of the cash as “investment income”.

As noted earlier, Rio Tinto regularly monitors its compliance with the Act and conducts such analyses in accordance with the Act and the Commission’s interpretations thereof. Neither RTP nor RTL currently meet the definition of an “investment company” under Section 3(a)(1)(C) and they both currently satisfy the asset test under Rule 3a-1. As shown in detail in Exhibit D, as of December 31, 2010, the percentage of total assets (exclusive of Government securities and cash items) which were “bad assets” for Rio Tinto was approximately 1.7 per cent., and the corresponding values for RTP and RTL were 10.3 per cent. and 24.3 per cent., respectively, when calculated pursuant to Rule 3a-1 (see Tables 1 and 2 of Exhibit D).

With that said, in order to adequately fund its operations and successfully compete in the mining industry, Rio Tinto needs the financial flexibility to freely move funds between subsidiaries in the DLC structure and to quickly capitalize on new opportunities as they arise. As discussed above in Section 2.3, using prudential interpretations under the 1940 Act requires Rio Tinto to actively monitor how it moves funds between its subsidiaries in order to finance its global operations and very considered financial management is needed in order to safely maintain RTP’s and RTL’s status under the 1940 Act.

For example, Hamersley Iron, a wholly-owned subsidiary of RTL, operates nine iron mines in Western Australia, approximately 700 kilometers of dedicated railway, and a port and associated infrastructure facilities. Hamersley Iron generates revenue from these activities, which it normally distributes to other subsidiaries across the Group (i.e., within RTL and also, ultimately, across to RTP) in order to enable Rio Tinto to fund the Group’s operating activities in an efficient manner.

If funds were to be distributed as a loan from Hamersley Iron, such movement of funds between Hamersley Iron and RTP (and its subsidiaries) and RTL (and its subsidiaries) could result in significant amounts of “investment securities” on the balance sheets of certain RTP and RTL subsidiaries due to the intra-group receivables arising therefrom, which, in turn, would impact Rio Tinto’s ability to distribute funds efficiently within the Group. Importantly, Hamersley Iron is and will continue to be primarily engaged in mining activities and could not, in the ordinary course, reasonably be considered to be an investment company. The only reason there could be material amounts of “investment securities” on Hamersley Iron’s balance sheet under the Act is because Rio Tinto takes a cautious view as to what constitutes an “investment security” under the Act, and not because Hamersley Iron has or will change, in any fundamental way, its business activities.

To illustrate this point, excluding intra-group receivables from the calculations under Rule 3a-1 above, the percentage of total assets (exclusive of Government securities and cash items) which were “bad assets” as of December 31, 2010, for RTP and RTL would have been 1.6 per cent. and 1.1 per cent., respectively.

4.5	Sources of Rio Tinto’s Income

Both RTP and RTL also currently satisfy the income test under Rule 3a-1. As shown in detail in Exhibit D, for the year-ended December 31, 2010, Rio Tinto had net income from continuing operations of US$15,281 million, of which approximately 1.1 per cent. was “bad income”. The corresponding values for RTP and RTL were 35.5 per cent. and 6.0 per cent. respectively as calculated under Rule 3a-1 (see Tables 1 and 2 of Exhibit D). In the future, Rio Tinto expects substantially all of its revenues to come from its operations.

However, assuming the internal distributions are “bad income”, as described in Section 3.1 this may again affect Rio Tinto’s ability to move funds efficiently between subsidiaries within the DLC structure. To illustrate this point, excluding internal distributions from the calculations under Rule 3a-1 above, the percentage of income which was “bad income” for RTP and RTL during the year ended December 31, 2010, would have been 2.0 per cent. and 0.2 per cent., respectively (compare Tables 1 and 2 with Tables 3 and 4 of Exhibit D).

Additionally, as described in Sections 2.1 and 3.2.1 above, on August 12, 2010, Rio Tinto announced, and on September 21, 2010, Rio Tinto completed, the THA Buyback, and as such RTP no longer beneficially owns (directly or indirectly) any shares of RTL. Although RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a technical presumption of “control” under Section 2(a)(9) of the 1940 Act, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act due to Rio Tinto’s DLC structure and Sharing Agreement.

However, since the presumption of control under Section 2(a)(9) is no longer available following the THA Buyback, if it were determined that RTP did not exercise at least primary control over RTL, it would have significant negative implications for Rio Tinto under the 1940 Act. In particular, there would be an increase in “investment income” which would mean that RTP would only be able to receive up to approximately US$2 billion of income (which is approximately 3.3 per cent. of the Group’s gross sales revenue for the year ended December 31, 2010) from RTL before it would breach the 45 per cent. threshold for the income test under Rule 3a-1 under the Act and potentially become an “investment company”.

As such, the efficient movement of funds within the Group, and the effect that the DLC structure could have on the analysis, each illustrate the difficulties Rio Tinto has, and will continue to have, with complying with the Act.

4.6	Conclusion

Since the inception of their respective predecessor companies over a century ago, RTP and RTL have been involved in finding, developing, mining and processing mineral resources. Rio Tinto has never represented that it is involved in any business other than the finding, developing, mining and processing of the earth’s mineral resources, and has consistently stated in its annual reports to shareholders, press releases, filings with the Commission, marketing materials and website that it is a diversified mining and exploration company. Accordingly, Rio Tinto believes that the intra-group receivables and the internal distributions, which arise from the transfer of funds across the Group to fund Rio Tinto’s global operations should not preclude the Commission from finding that Rio Tinto is engaged primarily in a business other than that of investing, reinvesting or holding securities, provided that Rio Tinto uses the funds which are transferred for bona-fide business purposes, and that it does not invest or trade in securities for short-term speculative purposes.

Rio Tinto believes that the application of the 1940 Act to its activities would not be in the best interests of its shareholders as it would practically prohibit Rio Tinto from maximizing its profits from its operations activities for the benefit of its shareholders, and further does not believe any regulatory purpose of the 1940 Act would be served by requiring Rio Tinto to register under the Act. The policy and purposes of the 1940 Act, as set forth in Section 1 of the 1940 Act, are to mitigate and, as far as is feasible, to eliminate the conditions enumerated therein which adversely affect the national public interest and the interest of investors. Because investors purchase RTP and RTL shares with the expectation of gaining from Rio Tinto’s growth as a leading international mining group engaged in the business of sustainably finding, developing, mining and processing natural resources, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities, Rio Tinto does not believe it would be appropriate or necessary for the protection of investors to require Rio Tinto to be regulated as an investment company under the 1940 Act. Also, because Rio Tinto is subject to the reporting requirements of the 1934 Act, its shareholders have access to fulsome information about Rio Tinto and its continued development.

Accordingly, since both RTP and RTL are engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, RTP and RTL respectfully submit that they satisfy the criteria for issuance of an order pursuant to Section 3(b)(2) of the Act and believe such issuance would be appropriate and in the best interests of the public and RTP’s and RTL’s shareholders.

5	Relief Requested

5.1	Investment Company Act Status — Order Pursuant to Section 3(b)(2)

For the reasons described above, Rio Tinto requests that the Commission issue an order pursuant to Section 3(b)(2) of the 1940 Act, finding and declaring Rio Tinto to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Rio Tinto submits that the requested order is necessary, appropriate and in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

5.2	Confidential Treatment — Order Pursuant to Section 45(a) and Exemption Under FOIA

For the reasons discussed below, Rio Tinto hereby requests an order granting confidential treatment pursuant to Section 45(a) for the redacted portions of the Application (Exhibit D). Section 45(a) of the Act states that confidential treatment of information in an application to the Commission is appropriate when public disclosure of such information is “neither necessary nor appropriate in the public interest or for the protection of investors.”

Rio Tinto believes that public disclosure of the information contained in Exhibit D is neither necessary nor appropriate in the public interest or for the protection of investors. Rio Tinto submits that the publicly available financial data and other information in the Application is sufficient to fully apprise any interested member of the public of the basis for the orders requested in this Application, and more specifically, contains a thorough description of the redacted information in Sections 4.4 and 4.5, above. While Rio Tinto recognizes that the Commission may have legitimate reasons for wishing to see the redacted Exhibit (such as, for example, satisfying itself that the description in the Application of such information is fair and accurate), it does not believe there is a legitimate reason for a member of the public to have access to this information that Rio Tinto does not otherwise publicly disclose. Additionally, Rio Tinto believes that the public disclosure of this information would cause substantial harm to its competitive and negotiating position as it would provide competitors and financial counterparties with insight into the assets, liabilities and income of Rio Tinto and its subsidiaries which they would not otherwise have. Rio Tinto treats the information contained in Exhibit D as confidential and believes that it is unlikely that such information would fall into the possession of any other person unless the Commission were to make it publicly available. In view of the reasons Rio Tinto has stated above for believing public disclosure is neither necessary nor appropriate, Rio Tinto believes it has met the standards for obtaining an order under Section 45(a) and its request for such order should be granted.

6	Conditions For Relief

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(a)	Rio Tinto (consisting of RTP and RTL) continues to constitute a DLC.

(b)	None of RTP, RTL or Rio Tinto will hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

(c)

Rio Tinto (consisting of RTP and RTL) continues to allocate and utilize their accumulated cash and investment securities primarily for bona-fide business purposes arising out of the finding, developing, mining and processing of mineral resources.

7	Procedural Matters

7.1	Pursuant to Rule 0-2(f) under the 1940 Act, Rio Tinto hereby states that its address is:

RIO TINTO PLC 2 Eastbourne Terrace London W2 6LG United Kingdom	RIO TINTO LIMITED ABN 96 004 458 404 Level 33 120 Collins Street Melbourne Victoria 3000 Australia

Rio Tinto states that all communications or questions should be directed to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

Telephone: 011 44 20 7456 3223

E-mail: tom.shropshire@linklaters.com

7.2

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Rio Tinto hereby states that the officer signing and filing this Application on behalf of Rio Tinto is fully authorized to do so. A certification to this effect is matched hereto as Exhibit A. Rio Tinto has complied with all requirements for the execution and filing of this Application.

7.3	The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.

7.4	Rio Tinto requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

8	Exhibits

Exhibits:

A.	Certification of Rio Tinto plc and Rio Tinto Limited Pursuant to Rule 0-2(c)(1)

B.	Verification of Rio Tinto plc and Rio Tinto Limited Pursuant to Rule 0-2(d)

C.	Dual-Listed Company Organizational Structure for Rio Tinto plc and Rio Tinto Limited

D.	Investment Company Act Analysis for Rio Tinto plc and Rio Tinto Limited (Confidential Treatment Requested — Submitted Under Separate Cover)

IN WITNESS WHEREOF, Rio Tinto has caused this Application to be duly executed this day of July 1, 2011.

RIO TINTO PLC

By:	/s/ Guy Elliott
GUY ELLIOTT

RIO TINTO LIMITED

By:	/s/ Guy Elliott
GUY ELLIOTT

Exhibit A — Authorization

Officer’s Certificate

The undersigned, Guy Elliott, being the Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) certifies that he is authorized to file with the US Securities and Exchange Commission an application for orders pursuant to Sections 3(b)(2) and 45(a) of the Investment Company Act of 1940 (“1940 Act”), including any amendments thereto in such form as he deems necessary and appropriate to do any and all things necessary or proper under the 1940 Act in connection with such application.

RIO TINTO PLC

By:	/s/ Guy Elliott
GUY ELLIOTT

Dated: July 1, 2011

RIO TINTO LIMITED

By:	/s/ Guy Elliott
GUY ELLIOTT

Exhibit B — Verification

Affidavit

In accordance with Rule 0-2(d) under the 1940 Act:

I, GUY ELLIOTT, of 2 Eastbourne Terrace, London W2 6LG, state on oath:

1	I have duly executed the application dated December 16, 2010 for and on behalf of Rio Tinto plc and Rio Tinto Limited.

2	I am the Chief Financial Officer of such entities, and am authorized to sign the application on behalf of Rio Tinto plc and Rio Tinto Limited.

3	All action by shareholders, directors, and other bodies necessary to execute and file such instrument has been taken.

4	I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of my knowledge, information and belief.

Sworn at 2 Eastbourne Terrace, London W2 6LG, this 1st day of July 2011

/s/ Guy Elliott
GUY ELLIOTT

before me

/s/ Paul Brimacombe
Paul Brimacombe 2 Eastbourne Terrance London, W2 6LG United Kingdom Corporate Counsel Rio Tinto

Exhibit C — Dual-Listed Company Organizational Structure for Rio Tinto plc and Rio Tinto Limited

Exhibit D — Confidential Treatment Requested